================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 13)*


                          Reliance Group Holdings, Inc.
             -------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
             -------------------------------------------------------
                         (Title of Class of Securities)

                                    759464100
             -------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1999
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   | |  Rule 13d-1(b)

   | |  Rule 13d-1(c)

   |X|  Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

CUSIP No. 759464100                   13G                     Page 2 of 13 Pages

--------------------------------------------------------------------------------
(1)      NAME OF REPORTING PERSON
         The Steinberg Group

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         (No. S.S. or I.R.S. Identification No.)

--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)|X|
                                                                          (b)| |
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      CITIZENSHIP OR PLACE OF ORGANIZATION
         Note Applicable
--------------------------------------------------------------------------------
                                   (5)   SOLE VOTING POWER
                                         45,214,767
                                   ---------------------------------------------
    NUMBER OF SHARES               (6)   SHARED VOTING POWER
   BENEFICIALLY OWNED                    7,315,511
         BY EACH                   ---------------------------------------------
    REPORTING PERSON               (7)   SOLE DISPOSITIVE POWER
          WITH                           45,414,777
                                   ---------------------------------------------
                                   (8)   SHARED DISPOSITIVE POWER
                                         7,346,436
--------------------------------------------------------------------------------
(9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         52,761,213
--------------------------------------------------------------------------------
(10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             | |
--------------------------------------------------------------------------------
(11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         44.4%
--------------------------------------------------------------------------------
(12)     TYPE OF REPORTING PERSON*
         00
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 759464100                   13G                     Page 3 of 13 Pages

--------------------------------------------------------------------------------
(1)      NAME OF REPORTING PERSON
         Saul P. Steinberg

--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |X|
                                                                         (b) | |
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
--------------------------------------------------------------------------------
                                    (5)   SOLE VOTING POWER
                                          30,029,053 (See Note 1)
                                    --------------------------------------------
    NUMBER OF SHARES                (6)   SHARED VOTING POWER
   BENEFICIALLY OWNED                     6,357,510 (See Notes 2, 3, 5, 6 and 7)
         BY EACH                    --------------------------------------------
    REPORTING PERSON                (7)   SOLE DISPOSITIVE POWER
          WITH                            30,189,948 (See Notes 1 and 4)
                                    --------------------------------------------
                                    (8)   SHARED DISPOSITIVE POWER
                                          6,357,510 (See Notes 2, 3, 5, and 7)
--------------------------------------------------------------------------------
(9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         36,547,458 (See Note 7)
--------------------------------------------------------------------------------
(10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             |X|
--------------------------------------------------------------------------------
(11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         31.3%
--------------------------------------------------------------------------------
(12)     TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 759464100                   13G                     Page 4 of 13 Pages

--------------------------------------------------------------------------------
(1)      NAME OF REPORTING PERSON
         Robert M. Steinberg

--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |X|
                                                                         (b) | |
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
--------------------------------------------------------------------------------
                                    (5)   SOLE VOTING POWER
                                          6,865,180 (See Notes 8 and 9)
                                    --------------------------------------------
    NUMBER OF SHARES                (6)   SHARED VOTING POWER
   BENEFICIALLY OWNED                     5,280,830 (See Notes 3 and 6)
         BY EACH                    --------------------------------------------
    REPORTING PERSON                (7)   SOLE DISPOSITIVE POWER
          WITH                            6,904,295 (See Notes 8, 9 and 10)
                                    --------------------------------------------
                                    (8)   SHARED DISPOSITIVE POWER
                                          5,280,830 (See Note 3)
--------------------------------------------------------------------------------
(9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         12,185,125
--------------------------------------------------------------------------------
(10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             | |
--------------------------------------------------------------------------------
(11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         10.3%
--------------------------------------------------------------------------------
(12)     TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 759464100                   13G                     Page 5 of 13 Pages

--------------------------------------------------------------------------------
(1)      NAME OF REPORTING PERSON
         Anne Steinberg

--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |X|
                                                                         (b) | |
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
--------------------------------------------------------------------------------
                                    (5)   SOLE VOTING POWER
                                          -0-
                                    --------------------------------------------
    NUMBER OF SHARES                (6)   SHARED VOTING POWER
   BENEFICIALLY OWNED                     5,356,010 (See Note 3)
         BY EACH                    --------------------------------------------
    REPORTING PERSON                (7)   SOLE DISPOSITIVE POWER
          WITH                            -0-
                                    --------------------------------------------
                                    (8)   SHARED DISPOSITIVE POWER
                                          5,356,010 (See Note 3)
--------------------------------------------------------------------------------
(9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,356,010
--------------------------------------------------------------------------------
(10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             | |
--------------------------------------------------------------------------------
(11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         4.6%
--------------------------------------------------------------------------------
(12)     TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 759464100                   13G                     Page 6 of 13 Pages

--------------------------------------------------------------------------------
(1)      NAME OF REPORTING PERSON
         Roni Sokoloff

--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |X|
                                                                         (b) | |
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
--------------------------------------------------------------------------------
                                    (5)   SOLE VOTING POWER
                                          3,729,730
                                    --------------------------------------------
    NUMBER OF SHARES                (6)   SHARED VOTING POWER
   BENEFICIALLY OWNED                     797,495 (See Note 11)
         BY EACH                    --------------------------------------------
    REPORTING PERSON                (7)   SOLE DISPOSITIVE POWER
          WITH                            3,729,730
                                    --------------------------------------------
                                    (8)   SHARED DISPOSITIVE POWER
                                          828,420 (See Notes 11 and 12)
--------------------------------------------------------------------------------
(9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,558,150
--------------------------------------------------------------------------------
(10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             | |
--------------------------------------------------------------------------------
(11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         4.0%
--------------------------------------------------------------------------------
(12)     TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 759464100                   13G                     Page 7 of 13 Pages

--------------------------------------------------------------------------------
(1)      NAME OF REPORTING PERSON
         Lynda Jurist

--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |X|
                                                                         (b) | |
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
--------------------------------------------------------------------------------
                                    (5)   SOLE VOTING POWER
                                          4,515,624 (See Note 13)
                                    --------------------------------------------
    NUMBER OF SHARES                (6)   SHARED VOTING POWER
   BENEFICIALLY OWNED                     235,686 (See Note 14)
         BY EACH                    --------------------------------------------
    REPORTING PERSON                (7)   SOLE DISPOSITIVE POWER
          WITH                            4,515,624 (See Note 13)
                                    --------------------------------------------
                                    (8)   SHARED DISPOSITIVE POWER
                                          235,686 (See Note 14)
--------------------------------------------------------------------------------
(9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,751,310
--------------------------------------------------------------------------------
(10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             | |
--------------------------------------------------------------------------------
(11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         4.0%
--------------------------------------------------------------------------------
(12)     TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 759464100                   13G                     Page 8 of 13 Pages

Item 1.  (a)  Name of Issuer:
              Reliance Group Holdings, Inc.

         (b)  Address of Issuer's Principal Executive Offices:
              Park Avenue Plaza, 55 East 52nd Street, New York, New York 10055

Item 2.  (a)  Name of Persons Filing:
              The Steinberg Group, Saul P. Steinberg, Robert M. Steinberg, Anne Steinberg, Roni Sokoloff and Lynda Jurist

         (b)  Address of Principal Business Office or, if none, Residence:
              Park Avenue Plaza, 55 East 52nd Street, New York, New York l0055

         (c)  Citizenship:
              See Item 4 on each of the cover pages hereto.

         (d)  Title of Class of Securities:
              Common Stock, $.10 par value

         (e)  CUSIP Number:
              759464100

Item 3.  (g)  Not Applicable.

Item 4.  Ownership.

         (a)  Amount Beneficially Owned As of December 3l, l999:
              See Item 9 on each of the cover pages hereto.

         (b)  Percent of Class:
              See Item 11 on each of the cover pages hereto.

         (c)  Number of shares as to which such person has:

              (i)   sole power to vote or to direct the vote:
                    See Item 5 on each of the cover pages hereto.

              (ii)  shared power to vote or to direct the vote:
                    See Item 6 on each of the cover pages hereto.

              (iii) sole power to dispose or to direct the disposition of:
                    See Item 7 on each of the cover pages hereto.

              (iv)  shared power to dispose or to direct the disposition of:
                    See Item 8 on each of the cover pages hereto.

CUSIP No. 759464100                   13G                     Page 9 of 13 Pages

Item 5.  Ownership of Five Percent or Less of a Class.
         Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.
         Not Applicable

Item 8.  Identification and Classification of Members of the Group.

         The members of the Steinberg Group are Saul P. Steinberg, Robert M. Steinberg, Anne Steinberg, Roni Sokoloff and Lynda Jurist.

Item 9.  Notice of Dissolution of Group.
         Not Applicable

Item 10. Certification.
         Not Applicable

CUSIP No. 759464100                   13G                    Page 10 of 13 Pages

    Notes to Cover Pages - Steinberg Group Amendment No. 13 To Schedule 13G:


         l. Includes 4,000 shares held by Saul P. Steinberg as custodian for his children, as to which he disclaims beneficial ownership, 750,000 based on the assumed exercise of options to purchase Common Stock owned by Saul P. Steinberg and 3,000,000 shares owned by Steinberg Family Partners, L.P., a family limited partnership whose general partner is an entity controlled by Saul P. Steinberg.

         2. Includes 75,l80 shares owned by Saul P. Steinberg's mother, Anne Steinberg, 336,300 shares owned by Saul P. Steinberg's wife, Gayfryd Steinberg and l5,200 shares held by Gayfryd Steinberg as custodian for Jeremy Rayne Steinberg, Saul P. Steinberg's son, as to all of which Saul P. Steinberg disclaims beneficial ownership.

         3. Includes 5,280,830 shares owned by four separate trusts relating to the estate of Julius Steinberg. Saul P. Steinberg, his brother Robert M. Steinberg, Anne Steinberg and a fourth person are the trustees of each of the trusts.

         4. Includes 160,895 allocable to Saul P. Steinberg's contributions under the Reliance Insurance Company Savings Incentive Plan (the "SIP"), as to which Saul P. Steinberg has dispositive power.

         5. Includes 650,000 shares held by the Saul and Gayfryd Steinberg Foundation, Inc. Saul P. Steinberg disclaims beneficial ownership of such shares.

         6. Does not include any of the shares held in the SIP; the Trustee of the SIP votes the shares held in the SIP in its sole discretion, in accordance with the fiduciary standards of the Employee Retirement Income Security Act of 1974, as amended.

         7. Does not include 50,000 shares owned by the Jeremy Rayne Steinberg 1989 Trust, 50,000 shares owned by the Gayfryd Holden Steinberg 1989 Trust and 51,340 shares owned by the Julian David Steinberg 1993 Trust. Jeremy Rayne Steinberg, Gayfryd Holden Steinberg and Julian David Steinberg are children of Saul P. Steinberg. Robert M. Steinberg is the trustee of such trusts.

         8. Includes 50,000 shares owned by the Jeremy Rayne Steinberg 1989 Trust, 50,000 shares owned by the Gayfryd Holden Steinberg 1989 Trust and 51,340 shares owned by the Julian David Steinberg 1993 Trust. Jeremy Rayne Steinberg, Gayfryd Holden Steinberg and Julian David Steinberg are children of Saul P. Steinberg. Robert M. Steinberg is the trustee of such trusts. Robert M. Steinberg disclaims beneficial ownership of such shares.

         9. Includes 1,875,50O shares based on the assumed exercise of options to purchase Common Stock owned by Robert M. Steinberg.

         10. Includes 39,115 shares allocable to Robert M. Steinberg's contributions under the SIP, as to which Robert M. Steinberg has dispositive power.

         11. Includes 400,000 shares owned by Roni Sokoloff's husband, 52,580 shares held by her husband as custodian for their children and 183,750 shares based on the assumed exercise of options to purchase Common Stock owned by her husband, as to all of which Roni Sokoloff disclaims beneficial ownership. Also includes 161,165 shares held by The Roni and Bruce Sokoloff Foundation, Inc. Roni Sokoloff is the sister of Saul P. Steinberg and Robert M. Steinberg.

         12. Includes 30,925 shares allocable to the contributions of Roni Sokoloff's husband under the SIP, as to which Mr. Sokoloff has dispositive power, and as to which Roni Sokoloff disclaims beneficial ownership.

         13. Includes 89,940 shares held by Lynda Jurist as custodian for her children, as to which Lynda Jurist disclaims beneficial ownership.

         l4. Includes l0,000 shares owned by Lynda Jurist's husband, as to which Lynda Jurist disclaims beneficial ownership, and 225,686 shares held by The Lynda and Joseph Jurist Foundation, Inc. Lynda Jurist is the sister of Saul P. Steinberg and Robert M. Steinberg.

CUSIP No. 759464100                   13G                    Page 11 of 13 Pages

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 11, 2000 as of December 3l, l999


       /s/ SAUL P. STEINBERG
       -----------------------
       Saul P. Steinberg

       /s/ ROBERT M. STEINBERG
       -----------------------
       Robert M. Steinberg

       /s/ ANNE STEINBERG
       -----------------------
       Anne Steinberg

       /s/ RONI SOKOLOFF
       -----------------------
       Roni Sokoloff

       /s/ LYNDA JURIST
       -----------------------
       Lynda Jurist

CUSIP No. 759464100                   13G                    Page 12 of 13 Pages

                                  EXHIBIT INDEX




Exhibit No.                     Exhibit Name                            Page No.
-----------                     ------------                            --------

    1                           Joint Filing Agreement